NEWS  RELEASE
FOR  IMMEDIATE  RELEASE                      Contact:  Raymond  Brandstrom
April  23,  2004                                       Chief  Financial  Officer
                                                       (206) 298-2909

                   EMERITUS ANNOUNCES APPOINTMENT OF DIRECTORS

SEATTLE, WA, APRIL 23, 2004 -- Emeritus Assisted Living (AMEX: ESC) (Emeritus Corporation), a national provider of assisted living and related services to senior citizens, announced today that the Company has appointed two new directors to serve on the Company's Board of Directors.

Bruce L. Busby served as Chairman and Chief Executive Officer of The Hillhaven Corporation, a Tacoma, Washington based skilled nursing company that merged with Vencor, Inc. in 1995. Hillhaven operated 360 facilities throughout the US. Before joining Hillhaven, Mr. Busby served National Medical Enterprises, Inc. as Chief Executive Officer and President of the Venture Development Group from April 1988 to March 1991, Chairman and Chief Executive Officer of the Long Term Care Group from August 1986 to March 1988, and President of the Retail Services Group from June 1986 to November 1987.

T. Michael Young is President and Chief Executive Officer of Metal Supermarkets International, a privately held concern with operations in North America, Europe, and the Middle East. Previously Young, who has a CPA, was Chairman, President and Chief Executive Officer of Hi-Lo Automotive, Inc., a public retailer and wholesale distributor of auto parts and supplies. Young also was a partner at Arthur Anderson from 1976 to 1980.

Both Busby and Young qualify as independent directors under new SEC and AMEX rules for audit committees and will serve on the Company's Audit Committee along with an existing qualifying director.

ABOUT  THE  COMPANY
Emeritus Assisted Living is a national provider of assisted living and related services to seniors. Emeritus is one of the largest developers and operators of freestanding assisted living communities throughout the United States. These communities provide a residential housing alternative for senior citizens who need help with the activities of daily living. Emeritus places an emphasis on assistance with personal care services to provide residents with an opportunity for support in the aging process. Emeritus currently holds interests in 182 communities representing capacity for approximately 18,500 residents in 34 states. Emeritus's common stock is traded on the American Stock Exchange under the symbol ESC, and its home page can be found on the Internet at www.emeritus.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: A number of the matters and subject areas discussed in this report that are not historical or current facts deal with potential future circumstances, operations, and prospects. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from our actual future experience as a result of such factors as: the effects of competition and economic conditions on the occupancy levels in our communities; our ability under current market conditions to maintain and increase our resident charges in accordance with rate enhancement programs without adversely affecting occupancy levels; increases in interest rates that would increase costs as a result of variable rate debt; our ability to control community operation expenses, including insurance and utility costs, without adversely affecting the level of occupancy and the level of resident charges; our ability to generate cash flow sufficient to service our debt and other fixed payment requirements; our ability to find sources of financing and capital on satisfactory terms to meet our cash requirements to the extent that they are not met by operations; and our continued management of the Emeritrust I communities beyond January 2, 2004, when our management agreements for those communities could be terminated on short-term notice. While we believe that these arrangements will be extended, we cannot guarantee that these discussions will be successful or, if the arrangements are extended, what the terms will be. If we are unsuccessful, we could lose the management fee revenue from these communities. We have attempted to identify, in context, certain of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. These and other risks and uncertainties are detailed in our reports filed with the Securities and Exchange Commission (SEC), including our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.